Exhibit 99.2

NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC REPORTS SECOND QUARTER 2015 RESULTS

•                  Adjusted EBITDA of $427 million and adjusted earnings per share of $0.35; GAAP earnings per share of ($0.59)

•                  Pro forma adjusted EBITDA of $1.575 - $1.675 billion expected in fiscal 2015

•                  Initiates quarterly cash dividend of $0.20 per ordinary share

LONDON, U.K. — August 11, 2015 — International Game Technology PLC (“IGT”) (NYSE:IGT) today reported financial results for the second quarter and six months ended June 30, 2015. This is IGT’s inaugural earnings announcement since the combination of GTECH S.p.A. (“GTECH”) and International Game Technology (“legacy IGT”) was completed on April 7, 2015.

In a separate news release issued today, the Company’s Board of Directors initiated a quarterly cash dividend of $0.20 per ordinary share. The first cash dividend is payable on September 10, 2015 to shareholders of record as of the close of business on August 26, 2015.

“We are pleased to report for the first time as a single Company,” said Marco Sala, CEO of IGT. “As anticipated, our second quarter results reflect the stable growth characteristics of our global lottery operations and a meaningful sequential improvement in our gaming operations.  We have accomplished a lot in the past four months, notably organizing ourselves under a single leadership team and consolidating our manufacturing footprint. There is much more ahead of us.  In this year of transformation, we will continue to focus on integration to provide a solid foundation for future growth and value creation.”

“The second quarter is a major milestone for our Company, as we present our first set of financials in dollars, under U.S. GAAP,” said Alberto Fornaro, CFO of IGT. “Our adjusted operating income improved from the prior year’s level on a pro forma, constant currency basis and our financial condition remains strong. We will continue to operate with our customary, disciplined cost management and are confident in achieving our synergy targets according to plans.”

Summary of Consolidated Second Quarter Financial Results

				Second Quarter - Pro forma
	Second Quarter - Reported						Constant
			Change			Change	Currency
Periods Ended June 30,	2015	2014	(%)	2015	2014	(%)	Change (%)
(In US $ millions, unless otherwise noted)
Revenue	1,290	945	36%	1,290	1,413	-9%	1%
Adjusted EBITDA	427	323	32%	427	487	-12%	0%
Adjusted Operating Income	275	198	39%	275	310	-11%	3%
Operating Income	116	171	-32%	116	280	-59%	-43%
Net income per diluted share	(0.59)	0.32	NM	(0.59)	NA
Adjusted net income per diluted share	0.35	0.42	-17%	0.35	NA
Net debt	8,384	2,642	NM	8,384	NA

Note: Pro forma is defined as the Company’s results assuming the acquisition of legacy IGT as of January 1, 2014 and excluding the impacts of purchase accounting. Adjusted operating income, adjusted EBITDA, and adjusted net income per diluted share are non-GAAP financial measures.  Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are provided at the end of this news release.

Comparability of Results

All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise.

As a result of the merger, a number of items affect the comparability of reported results.  Reported financial information for the second quarter of 2015 includes the results of operations of GTECH for the entire period and those of legacy IGT from the date of the acquisition. Reported financial information for the second quarter of 2014 includes only GTECH operations.  Pro forma figures represent the combined results of both companies in 2014.

Adjusted figures exclude the impact of purchase price amortization, restructuring expense, and certain one-time, primarily transaction-related items.  Reconciliations to the most directly comparable GAAP measures are included in the tables in this news release.

Reported 2015 results were adversely impacted by the strengthening of the U.S. dollar compared to the euro; the daily average U.S. dollar to euro foreign exchange rate was 1.11 in the second quarter of 2015 compared to 1.37 in the second quarter of 2014. Constant currency changes for 2015 are calculated using the same foreign exchange rates as the corresponding 2014 period.

Management believes that referring to certain pro forma, constant currency, or adjusted measures is a more useful way to evaluate the Company’s underlying performance.

As previously announced, the Company is organized into four customer-facing segments:

•                  North America Gaming & Interactive includes sales to commercial customers in the U.S. and Canada, and has global responsibility for the product development, manufacturing, marketing and delivery of all Company gaming offerings, including DoubleDown Casino™ online social gaming, as well as interactive and sports betting.

•                  North America Lottery focuses on World Lottery Association (WLA) customers in the U.S. and Canada, and has global responsibility for the product development, marketing, and delivery of all Company lottery offerings.

•                  International is responsible for all business conducted outside of North America and Italy across the Company’s entire product portfolio, with specialized and separate sales and operations groups supported by North America Lottery and North America Gaming & Interactive as appropriate.

•                  Italy is responsible for all business conducted in Italy across the Company’s entire product portfolio.  Product development, marketing, manufacturing and servicing are supported by North America Lottery and North America Gaming & Interactive as appropriate.

Overview of Consolidated Second Quarter Results

Reported consolidated revenue grew 36% to $1.29 billion from $945 million in the second quarter of 2014, reflecting GTECH’s acquisition of legacy IGT. On a pro forma, constant currency basis, consolidated revenue increased 1%, reflecting double-digit increases in the North American Lottery and International segments, partially offset by single-digit declines in the Italy and North America Gaming & Interactive segments. During the quarter, the Company sold 10,147 gaming machines worldwide and global lottery same-store revenue excluding Italy increased 7%.

On a reported basis, adjusted EBITDA of $427 million was 32% above the second quarter of 2014.  On a pro forma, constant currency basis, EBITDA was in line with the prior year period. Higher global lottery profits were offset by lower gaming profits.

Reported operating income was $116 million, compared to $171 million in the second quarter of 2014. On a pro forma, constant currency basis, adjusted operating income increased 3% despite higher investment in research and development for both gaming and lottery.

Interest expense was $122 million compared to $56 million last year due to increased debt incurred to finance the legacy IGT acquisition.

Net loss attributable to IGT was $117 million in the second quarter of 2015. On an adjusted basis, net income was $70 million. The Company reported a net loss per diluted share of $0.59, but earned $0.35 per diluted share on an adjusted basis.

Cash from operations was $217 million in the first half of the year despite approximately $150 million in one-time, transaction-related costs, and capital expenditures were $167 million.

Cash and cash equivalents increased to $557 million as of June 30, 2015, compared to $503 million as of June 30, 2014.

At June 30, 2015, consolidated shareholders’ equity totaled $3.56 billion and net debt was $8.38 billion.

Operating Segment Review

North America Gaming & Interactive

North America Gaming & Interactive revenue was $353 million compared to $28 million in the second quarter of 2014. On a pro forma basis, North America Gaming & Interactive revenue declined 8% as higher machine sales and social gaming revenue were offset by lower participation revenue and non-machine sales.  Due to the acquisition, there were four fewer days in the second quarter of 2015 for legacy IGT operations compared to the prior-year period.  Excluding the impact of the four fewer days, total pro forma revenue declined 5%.

Total service revenue was $237 million compared to $9 million in the prior-year period. On a pro forma basis, service revenue declined 10% as a result of a lower installed base, partially mitigated by improved game performance. Excluding the impact of the four fewer days in the quarter for legacy IGT operations, pro forma service revenue declined 6%.  Product sales were $116 million compared to $19 million in the second quarter of 2014. On a pro forma, constant currency basis, product sales were in line with the prior year, reflecting the sale of 6,218 units, supported by strong demand for new cabinets during the quarter. The increase in machine sales was partially offset by an expected decrease in intellectual property revenue.

North America Lottery

Revenue for the North America Lottery segment was $270 million in the quarter, 24% higher than the prior year on a reported basis and 14% greater on a pro forma basis. The growth in revenue primarily reflects the impact of penalties recognized in the prior-year period. Excluding prior-year penalties, pro forma revenue for the North America Lottery segment declined 3%.

Service revenue increased 35% on a reported basis and 22% on a pro forma basis, reflecting 6% same-store revenue growth supported by strong instant ticket sales and local draw-based game performance. New contracts also contributed to service revenue growth.  Product sales of $17 million in the quarter were below the second quarter of 2014, reflecting large, one-time sales in the prior-year period.

International

International revenue was $247 million, 67% higher than the prior year on a reported basis. On a pro forma, constant currency basis, international revenue rose 17%, reflecting strong product sales for lottery terminals and gaming machines.

International lottery same-store revenue was up approximately 8% on continued, broad-based strength in instant tickets and robust jackpot growth in Eastern Europe.  Lottery product sales increased significantly on large South African terminal and system sales.

International gaming service revenue nearly tripled on a reported basis but declined 1% on a pro forma, constant currency basis, reflecting a contraction in the installed base, mostly due to conversion of leased units in Mexico over the last year. Gaming product sales increased significantly, supported by 3,929 unit sales across Latin America, Europe and South Africa.

Italy

Revenue in Italy was $432 million, 22% below the second quarter of 2014, principally due to the weakening of the euro against the U.S. dollar. Excluding the impact of currency translation, Italian revenue was down 4% from the prior-year period, as strong growth in Lotto was offset by the anticipated impact of higher taxes on gaming machines.

Total Lotto wagers in the quarter were up 11% to €1.73 billion compared to €1.56 billion last year, driven by strong performance in 10eLotto and Numero ORO. Instant-ticket wagers declined 4% to €2.22 billion versus €2.32 billion last year, primarily due to the timing of new product introductions.

Machine gaming revenue declined 8% in constant currency, reflecting the higher taxes associated with the Stability Law. Excluding the Stability Law impact, machine gaming revenue was in line with the prior-year period in constant currency, as improved machine productivity offset a decline in the number of units.

Outlook

The Company expects to realize $230 million in cost synergies by April 2018, and is expected to achieve two-thirds of targeted savings on an annualized basis by April 2016.

The Company expects pro forma adjusted EBITDA of $1.575 - $1.675 billion in Fiscal Year 2015. Capital expenditures for the year are estimated at $450-$500 million, which does not include €350 million (approximately $385 million at current exchange rates) of upfront capital if the Company is successful in renewing the Italian Lotto concession.

Conference Call and Webcast

Today, at 8:00 a.m. EDT / 1:00 p.m. BST / 2:00 p.m. CEST, management will host a conference call to present the second quarter 2015 results. Listeners may access a live webcast of the conference call along with accompanying slides under “News and Presentations” on IGT’s Investor Relations website at www.merger.igt.com/investors. A replay of the webcast will be available on the website following the live event. To listen by telephone, the dial in number is +44 (0) 20 3427 1903 for participants in the United Kingdom and +1-212-444-0895 for listeners outside the United Kingdom. The conference ID/confirmation code is 2521829. A telephone replay of the call will be available for one week at +44 (0) 20 3427 0598 or +1-347-366-9565 using the conference ID/confirmation code 2521829.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We enable players to experience their favorite games across all channels and regulated segments, from Gaming Machines and Lotteries to Interactive and Social Gaming. Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has more than 13,000 employees. For more information, please visit www.merger.igt.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, dividends, results of operations or financial condition, or otherwise, based on current beliefs of the management of IGT as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall,” “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements are subject to various risks and uncertainties, many of which are outside IGT’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) risks that the businesses of legacy IGT and GTECH will not be integrated successfully or that the combined companies will not realize estimated cost savings, synergies, growth or other anticipated benefits or that such benefits may take longer to realize than expected; risks that the Company may not obtain its anticipated financial results in one or more future periods; risks relating to unanticipated costs of integration of the two companies; reductions in customer spending; a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the company operates; ability to hire and retain key personnel; the potential impact of the consummation of the business combination on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the company; international, national or local economic, social or political conditions that could adversely affect the company or its customers; conditions in the credit markets; risks associated with assumptions the company makes in connection with its critical accounting estimates; the resolution of pending and potential future legal regulatory or tax proceedings and investigations; and the company’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the company’s business, including those described in IGT’s annual report on Form 20-F for the fiscal year ended December 31, 2014 and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”). Except as required under applicable law, the company does not assume any obligation to update these forward-looking statements. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per IGT share for the current or any future financial years will necessarily match or exceed the historical published earnings per IGT share, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to IGT, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Contact:

Robert K. Vincent, Corporate Communications, +1-401-392-7452

James Hurley, Investor Relations, +1-401-392-7190

Simone Cantagallo, +39 06 51899 030; for Italian media inquiries

International Game Technology PLC and Subsidiaries

Consolidated Income Statements

	For the three months ended
	June 30,
($ and shares in thousands, except per share data)	2015	2014
	Unaudited
Service revenue	1,050,489	861,555
Product sales	239,591	83,763
Total revenue	1,290,080	945,318

Cost of services	632,655	589,558
Cost of sales	177,244	51,685
Selling, general and administrative	232,586	99,184
Research and development	83,933	24,810
Restructuring expense	15,818	4,193
Impairment loss	—	1,802
Transaction expense, net	32,344	3,406
	1,174,580	774,638

Operating income	115,500	170,680

Interest income	7,506	1,169
Equity income (loss), net	243	(2,878)
Other income	2,340	498
Other expense	(1,563)	(3,523)
Foreign exchange loss, net	(102,344)	(867)
Interest expense	(122,418)	(55,922)
	(216,236)	(61,523)

Income (loss) before income tax expense	(100,736)	109,157

Income tax expense	11,599	47,355

Net income (loss)	(112,335)	61,802

Less: Net income attributable to non-controlling interests	4,555	6,628

Net income (loss) attributable to IGT	(116,890)	55,174

Net income (loss) attributable to IGT per ordinary share - basic	(0.59)	0.32
Net income (loss) attributable to IGT per ordinary share - diluted	(0.59)	0.32

Weighted-average shares - basic	197,149	174,393
Weighted-average shares - diluted	197,149	174,964

International Game Technology PLC and Subsidiaries

Consolidated Income Statements

	For the six months ended
	June 30,
($ and shares in thousands, except per share data)	2015	2014
	Unaudited
Service revenue	1,859,782	1,827,648
Product sales	297,571	154,941
Total revenue	2,157,353	1,982,589

Cost of services	1,158,770	1,207,033
Cost of sales	212,342	93,584
Selling, general and administrative	328,037	200,774
Research and development	106,154	50,973
Restructuring expense	30,299	8,094
Impairment loss	—	1,802
Transaction expense, net	43,394	3,406
	1,878,996	1,565,666

Operating income	278,357	416,923

Interest income	8,119	2,258
Equity income (loss), net	15	(2,784)
Other income	2,954	1,190
Other expense	(138,515)	(6,578)
Foreign exchange loss, net	(95,340)	(2,441)
Interest expense	(211,918)	(111,580)
	(434,685)	(119,935)

Income (loss) before income tax expense	(156,328)	296,988

Income tax expense	454	120,981

Net income (loss)	(156,782)	176,007

Less: Net income attributable to non-controlling interests	8,281	15,394

Net income (loss) attributable to IGT	(165,063)	160,613

Net income (loss) attributable to IGT per ordinary share - basic	(0.89)	0.92
Net income (loss) attributable to IGT per ordinary share - diluted	(0.89)	0.92

Weighted-average shares - basic	185,007	174,260
Weighted-average shares - diluted	185,007	174,713

International Game Technology PLC and Subsidiaries

Condensed Consolidated Balance Sheets

	June 30,	December 31,
($ thousands)	2015	2014
	Unaudited
ASSETS
Cash and cash equivalents	557,093	317,106
Restricted cash	152,254	108,115
Trade and other receivables	1,050,491	919,606
Inventories	288,720	184,593
Other current assets	439,702	223,703
Income taxes receivable	79,174	6,628
Deferred income taxes	153,259	49,877
Total current assets	2,720,693	1,809,628

Systems, equipment and other assets related to contracts, net	1,169,361	1,086,426
Property, plant and equipment, net	319,048	123,571
Goodwill	7,027,810	4,143,064
Intangible and other assets, net	4,880,332	1,500,836
Deferred income taxes	86,045	14,581
Total non-current assets	13,482,596	6,868,478

TOTAL ASSETS	16,203,289	8,678,106

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Accounts payable	1,044,018	1,241,042
Other current liabilities	864,459	862,357
Current portion of long-term debt	1,556	849,600
Short-term borrowings	—	10,800
Income taxes payable	94,124	20,892
Total current liabilities	2,004,157	2,984,691

Long-term debt, less current portion	8,939,402	2,099,071
Deferred income taxes	1,207,109	252,493
Other non-current liabilities	492,372	200,417
Total non-current liabilities	10,638,883	2,551,981

TOTAL LIABILITIES	12,643,040	5,536,672

COMMITMENTS AND CONTINGENCIES	—	—

SHAREHOLDERS’ EQUITY	3,560,249	3,141,434

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	16,203,289	8,678,106

International Game Technology PLC and Subsidiaries

Condensed Consolidated Statements of Cash Flows

	For the six months ended
	June 30,
($ thousands)	2015	2014
	Unaudited
Cash flows from operating activities	217,085	481,117

Cash flows from investing activities
Acquisition of IGT, net of cash acquired	(3,241,415)	—
Capital expenditures	(167,092)	(167,188)
Other investing activities	22,461	661
Net cash flows used in investing activities	(3,386,046)	(166,527)

Cash flows from financing activities
Proceeds from issuance of long-term debt	6,599,368	—
Net repayments of short-term borrowings	(4,623)	(1,122)
Dividends paid - non-controlling interest	(27,205)	(44,705)
Payments in connection with note consents	(29,022)	—
Return of capital - non-controlling interest	(30,281)	(58,110)
Payments on bridge facility	(51,409)	—
Net payments on financial liabilities	(54,493)	—
Debt issuance costs paid	(78,878)	—
Payments in connection with the early extinguishment of debt	(79,526)	—
Dividends paid	(129,524)	(177,608)
Payments to withdrawing shareholders	(407,759)	—
Principal payments on long-term debt	(2,300,504)	—
Acquisition of non-controlling interest	—	(99,726)
Other	28,936	(2,780)
Net cash flows provided by (used in) financing activities	3,435,080	(384,051)

Net increase (decrease) in cash and cash equivalents	266,119	(69,461)
Effect of exchange rate changes on cash	(26,132)	(5,147)
Cash and cash equivalents at the beginning of the period	317,106	578,008
Cash and cash equivalents at the end of the period	557,093	503,400

International Game Technology PLC and Subsidiaries

Net Debt

	June 30,	December 31,
($ thousands)	2015	2014
Long-term debt, less current portion
Senior Notes	4,867,658	—
Revolving Facilities	1,337,982	876,505
Term Loan	890,402	—
Notes due February 2018	546,633	590,557
Notes due March 2020	532,788	575,270
Notes due June 2019	526,720	—
Notes due June 2020	124,933	—
Notes due October 2023	61,369	—
Capital Securities	50,754	54,975
Other	163	1,764
	8,939,402	2,099,071

Current portion of long-term debt	1,556	849,600
Short-term borrowings	—	10,800

Total debt	8,940,958	2,959,471

Cash and cash equivalents	557,093	317,106

Net debt	8,383,865	2,642,365

International Game Technology PLC and Subsidiaries

Operating Metrics and Reconciliations

($ and shares in thousands, except per share data)

	For the three months ended
	June 30,		Change
	2015	2014	$	%

Revenue	1,290,080	945,318	344,762	36.5
Adjusted EBITDA	426,633	322,763	103,870	32.2
Operating income	115,500	170,680	(55,180)	(32.3)
Adjusted Operating income	274,886	198,192	76,694	38.7
Net income (loss) attributable to IGT	(116,890)	55,174	(172,064)	(311.9)
Adjusted Net income attributable to IGT	70,454	73,500	(3,046)	(4.1)
Net income (loss) attributable to IGT per ordinary share - diluted	(0.59)	0.32	(0.91)	(284.4)
Adjusted Net income attributable to IGT per ordinary share - diluted	0.35	0.42	(0.07)	(16.7)
Weighted average shares - diluted	197,149	174,964	22,185	12.7
Adjusted weighted average shares - diluted	198,851	174,964	23,887	13.7

Reconciliations of Non-GAAP Financial Measures

	For the three months ended
	June 30,		Change
	2015	2014	$	%

Operating income	115,500	170,680	(55,180)	(32.3)
Depreciation	92,687	76,414	16,273	21.3
Amortization	118,762	37,337	81,425	218.1
Transaction expense, net (1)	32,344	3,406	28,938	>500.0
Service revenue amortization	27,035	32,595	(5,560)	(17.1)
Non-cash purchase accounting (excluding D&A)	19,378	—	19,378	—
Restructuring expense	15,818	4,193	11,625	277.2
Stock compensation	5,109	(3,664)	8,773	239.4
Impairment loss	—	1,802	(1,802)	(100.0)
Adjusted EBITDA	426,633	322,763	103,870	32.2

Operating income	115,500	170,680	(55,180)	(32.3)
Purchase accounting	111,224	19,913	91,311	458.5
Transaction expense, net (1)	32,344	3,406	28,938	>500.0
Restructuring expense	15,818	4,193	11,625	277.2
Adjusted Operating income	274,886	198,192	76,694	38.7

Net income (loss) attributable to IGT	(116,890)	55,174	(172,064)	(311.9)
Purchase accounting	117,681	19,495	98,186	>500.0
Foreign exchange loss	102,344	867	101,477	>500.0
Transaction expense, net (1)	32,344	3,406	28,938	>500.0
Restructuring expense	15,818	4,193	11,625	277.2
Income tax benefit	(80,843)	(9,635)	(71,208)	>500.0
Adjusted Net income attributable to IGT	70,454	73,500	(3,046)	(4.1)

Weighted average shares - diluted	197,149	174,964	22,185	12.7
Dilutive shares	1,702	—	1,702	—
Adjusted weighted average shares - diluted (2)	198,851	174,964	23,887	13.7

Adjusted Net income attributable to IGT per ordinary share - diluted	0.35	0.42	(0.07)	(16.7)

(1) Transaction expense, net is composed of transaction costs on significant business combinations and significant gains and losses incurred on disposals of group entities or businesses. These items are only incidentally related to our ordinary activities, are not expected to occur frequently and hinder comparability of our period-over-period performance. We believe separate identification allows users of the financial statements to take them into appropriate consideration when analyzing our performance.

(2) Includes dilutive shares that are excluded from the diluted earnings per share computation as the impact would be anti-dilutive due to the loss incurred during the second quarter of 2015.

International Game Technology PLC and Subsidiaries

Operating Metrics and Reconciliations

($ and shares in thousands, except per share data)

	For the six months ended
	June 30,		Change
	2015	2014	$	%

Revenue	2,157,353	1,982,589	174,764	8.8
Adjusted EBITDA	748,086	725,765	22,321	3.1
Operating income	278,357	416,923	(138,566)	(33.2)
Adjusted Operating income	479,894	466,271	13,623	2.9
Net income (loss) attributable to IGT	(165,063)	160,613	(325,676)	(202.8)
Net income (loss) attributable to IGT per ordinary share - diluted	(0.89)	0.92	(1.81)	(196.7)
Weighted average shares - diluted	185,007	174,713	10,294	5.9

Reconciliations of Non-GAAP Financial Measures

	For the six months ended
	June 30,		Change
	2015	2014	$	%

Operating income	278,357	416,923	(138,566)	(33.2)
Depreciation	164,543	159,173	5,370	3.4
Amortization	152,132	72,645	79,487	109.4
Service revenue amortization	53,880	65,169	(11,289)	(17.3)
Transaction expense, net (1)	43,394	3,406	39,988	>500.0
Restructuring expense	30,299	8,094	22,205	274.3
Non-cash purchase accounting (excluding D&A)	19,378	—	19,378	—
Stock compensation	6,103	(1,447)	7,550	>500.0
Impairment loss	—	1,802	(1,802)	(100.0)
Adjusted EBITDA	748,086	725,765	22,321	3.1

Operating income	278,357	416,923	(138,566)	(33.2)
Purchase accounting	127,844	37,848	89,996	237.8
Transaction expense, net (1)	43,394	3,406	39,988	>500.0
Restructuring expense	30,299	8,094	22,205	274.3
Adjusted Operating income	479,894	466,271	13,623	2.9

Cash flows from operating activities	217,085	481,117	(264,032)	(54.9)
Capital expenditures	(167,092)	(167,188)	96	0.1
Free Cash Flow	49,993	313,929	(263,936)	(84.1)

(1) Transaction expense, net is composed of transaction costs on significant business combinations and significant gains and losses incurred on disposals of group entities or businesses. These items are only incidentally related to our ordinary activities, are not expected to occur frequently and hinder comparability of our period-over-period performance. We believe separate identification allows users of the financial statements to take them into appropriate consideration when analyzing our performance.

International Game Technology PLC Segment Performance

Pro Forma Revenue Detail

($ millions)

	As Reported							Legacy IGT
	2014					2015		2014					2015
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q1	Q2	Q3	Q4	FY	Q1

North America Gaming & Interactive	22	28	37	45	133	30	353	393	354	383	343	1,473	311
Service Revenue	8	9	15	13	46	13	237	263	255	257	261	1,036	245
Product Sales	14	19	22	32	87	17	116	131	99	126	82	437	66

NA Lottery	261	217	238	224	940	253	270	20	20	20	20	81	19
Service Revenue	238	187	222	217	865	241	253	20	20	20	20	81	19
Product Sales	23	29	15	7	75	12	17	—	—	—	—	—	—

International	152	148	138	192	631	131	247	99	93	134	87	413	69
Service Revenue	119	114	115	127	474	103	137	45	42	42	38	167	37
Product Sales	33	34	24	66	157	28	110	54	51	92	50	247	33

Italy	601	552	525	510	2,188	453	432	—	—	—	—	—	—
Service Revenue	601	551	524	509	2,185	452	431	—	—	—	—	—	—
Product Sales	1	1	1	1	3	1	1	—	—	—	—	—	—

Purchase Accounting	—	—	—	—	—	—	(12)	—	—	—	—	—	—
Service Revenue	—	—	—	—	—	—	(8)	—	—	—	—	—	—
Product Sales	—	—	—	—	—	—	(4)	—	—	—	—	—	—
Revenue Total	1,037	945	938	972	3,892	867	1,290	513	468	537	451	1,968	399
Service Revenue	966	861	876	866	3,569	809	1,050	328	317	319	319	1,284	301
Product Sales	71	84	62	106	322	58	240	185	150	217	131	684	99

	Pro Forma							YtY Variance
	2014					2015		Actual FX		Constant FX
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q2	Q2 YTD	Q2	Q2 YTD

North America Gaming & Interactive	416	383	420	388	1,606	341	353	-7.7%	-13.0%	-6.8%	-12.1%
Service Revenue	271	264	272	275	1,082	257	237	-10.3%	-7.6%	-10.0%	-7.3%
Product Sales	145	118	148	113	524	83	116	-2.0%	-24.2%	0.3%	-22.0%

North America Lottery	282	237	258	245	1,021	273	270	14.0%	4.7%	14.6%	5.2%
Service Revenue	259	208	242	237	946	261	253	22.0%	10.3%	22.6%	10.7%
Product Sales	23	29	15	7	75	12	17	-42.5%	-45.1%	-41.3%	-43.8%

International	251	241	272	279	1,044	200	247	2.5%	-9.2%	17.1%	3.3%
Service Revenue	164	155	157	164	640	140	137	-12.2%	-13.5%	0.6%	-1.3%
Product Sales	88	85	115	115	404	61	110	29.2%	-1.1%	47.2%	11.8%

Italy	601	552	525	510	2,188	453	432	-21.8%	-23.3%	-3.7%	-5.4%
Service Revenue	601	551	524	509	2,185	452	431	-21.8%	-23.3%	-3.7%	-5.4%
Product Sales	1	1	1	1	3	1	1	-33.3%	-24.8%	-19.9%	-9.4%

Purchase Accounting	—	—	—	—	—	—	(12)	—	—	—	—
Service Revenue	—	—	—	—	—	—	(8)	—	—	—	—
Product Sales	—	—	—	—	—	—	(4)	—	—	—	—

Revenue Total	1,550	1,413	1,474	1,422	5,860	1,267	1,290	-8.7%	-13.7%	1.2%	-4.3%
Service Revenue	1,294	1,179	1,195	1,185	4,853	1,110	1,050	-10.9%	-12.6%	-0.6%	-2.6%
Product Sales	256	234	279	237	1,006	157	240	2.4%	-19.1%	10.3%	-13.2%

International Game Technology PLC and Subsidiaries

Consolidated Pro Forma Income Statements & Reconciliations

($ millions)

	As Reported							Legacy IGT						Pro Forma
	2014					2015		2014					2015	2014					2015
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q1	Q2	Q3	Q4	FY	Q1	Q1	Q2	Q3	Q4	FY	Q1	Q2

Service revenue	966	862	876	866	3,570	809	1,050	328	317	319	319	1,284	301	1,294	1,179	1,195	1,186	4,853	1,110	1,050
Product sales	71	84	62	106	322	58	240	185	150	218	131	684	99	256	234	279	237	1,006	157	240
Total revenue	1,037	945	938	972	3,892	867	1,290	513	468	537	451	1,968	399	1,550	1,413	1,474	1,422	5,860	1,267	1,290

Cost of services	617	590	581	617	2,405	526	633	126	117	117	122	482	116	743	707	698	738	2,887	642	633
Cost of sales	42	52	38	59	190	35	177	92	66	93	71	322	63	134	118	131	130	512	99	177
Selling, general and administrative	102	99	105	110	416	95	233	137	113	122	115	488	138	238	213	228	225	903	233	233
Research and development	26	25	30	27	108	22	84	64	59	57	64	245	64	90	84	87	91	352	86	84
Restructuring expense	4	4	5	10	23	14	16	—	—	—	—	—	—	4	4	5	10	23	14	16
Impairment loss	—	2	—	1	3	—	—	22	2	15	1	40	7	22	4	15	2	43	7	—
Unusual expense	—	3	-5	37	35	11	32	—	—	10	14	24	19	—	3	5	51	59	30	32
	791	775	754	860	3,180	704	1,175	441	358	414	387	1,600	406	1,232	1,133	1,168	1,247	4,780	1,111	1,175

Operating income	246	171	184	112	712	163	116	72	110	123	63	368	-7	318	280	306	175	1,080	156	116

Reconciliations of  Non-US GAAP Financial Measures

	As Reported							Legacy IGT						Pro Forma
	2014					2015		2014					2015	2014					2015
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q1	Q2	Q3	Q4	FY	Q1	Q1	Q2	Q3	Q4	FY	Q1	Q2

Operating income	246	171	184	112	712	163	116	72	110	123	63	368	-7	318	280	306	175	1,080	156	116
Purchase Accounting	18	20	20	20	78	17	111	2	3	8	5	18	5	20	22	28	25	96	22	111
Transaction Expense, net	—	3	-5	37	35	11	32	—	—	10	14	24	19	—	3	5	51	59	30	32
Restructuring	4	4	5	10	23	14	16	—	—	—	—	—	—	4	4	5	10	23	14	16
Adjusted Operating Income	268	198	204	179	849	205	275	74	112	141	82	410	17	343	310	345	261	1,259	222	275

Operating income	246	171	184	112	712	163	116	72	110	123	63	368	-7	318	280	306	175	1,080	156	116
Depreciation	83	76	84	80	324	72	93	34	32	30	28	123	28	116	108	114	108	447	99	93
Amortization	35	37	37	39	149	33	119	14	14	14	10	51	10	49	51	51	49	200	43	119
Transaction Expense, net	—	3	-5	37	35	11	32	—	—	10	14	24	19	—	3	5	51	59	30	32
Other Svc Revenue Amort	33	33	31	30	126	27	27	—	—	—	—	—	—	33	33	31	30	126	27	27
Non-cash purchase price	—	—	—	—	—	—	19	—	—	—	—	—	—	—	—	—	—	—	—	19
Restructuring costs	4	4	5	10	23	14	16	—	—	—	—	—	—	4	4	5	10	23	14	16
Stock compensation	2	-4	6	12	16	1	5	8	7	9	9	32	6	10	3	15	21	48	7	5
Impairment loss	—	2	—	1	3	—	—	22	2	15	1	40	7	22	4	15	2	43	7	—
Adjusted EBITDA	403	323	342	321	1,389	321	427	148	164	200	125	638	62	551	487	542	446	2,027	383	427

Key Performance Indicators (KPIs)

Consolidated Key Performance Indicators (KPIs)

	Second Quarter			Six Months
Periods Ended June 30	2015	2014	% change	2015	2014	% change

Installed base (end of period)
Casino	35,332	41,437	-14.7%	35,332	41,437	-14.7%
VLT - Government Sponsored (ex-Italy)	16,515	16,733	-1.3%	16,515	16,733	-1.3%
VLT - Italy Supplier (B2B)	8,465	8,202	3.2%	8,465	8,202	3.2%
Total installed base	60,312	66,372	-9.1%	60,312	66,372	-9.1%
Yield (average revenue per unit per day - $0.00)	34.52	34.51	0.0%	34.17	35.17	-2.8%

Additional Italian Network Details:
VLT - Operator (B2C)	10,988	10,894	0.9%	10,988	10,894	0.9%
AWP	62,156	69,726	-10.9%	62,156	69,726	-10.9%

Machine units shipped
New/Expansion	2,187	2,494	-12.3%	2,782	5,859	-52.5%
Replacement	7,960	6,907	15.2%	14,193	13,381	6.1%
Total machines shipped	10,147	9,401	7.9%	16,975	19,240	-11.8%

Global lottery same-store revenue growth
Instants & draw games			8.0%			6.5%
Multistate Jackpots			-2.5%			3.4%
Total lottery same-store revenue growth (ex-Italy)			6.9%			6.1%
Italy lottery revenue growth			3.6%			4.2%

North America KPIs

	Second Quarter			Six Months
Periods Ended June 30	2015	2014	% change	2015	2014	% change

Installed base (end of period)	41,781	45,673	-8.5%	41,781	45,673	-8.5%

Machine units shipped
New/Expansion	974	2,047	-52.4%	1,303	4,713	-72.4%
Replacement	5,244	3,169	65.5%	10,156	7,558	34.4%
Total machines shipped	6,218	5,216	19.2%	11,459	12,271	-6.6%

DoubleDown
Revenue ($ Thousands)	73,010	71,751	1.8%	153,653	140,576	9.3%
Mobile penetration	47%	34%	38.8%	44%	33%	33.4%
DAU (Daily Active Users)(1)	1,839	1,833	0.4%	1,884	1,804	4.4%
MAU (Monthy Active Users)(1)	4,421	5,975	-26.0%	4,578	6,096	-24.9%
Bookings per DAU ($0.00)(1)	$0.45	$0.43	5.1%	$0.46	$0.43	7.0%

Lottery same-store revenue growth
Instants & draw games			7.6%			6.9%
Multistate Jackpots			-2.6%			3.8%
Total lottery same-store revenue growth			6.4%			6.5%

(1) As a single application with multiple games, active users equal unique users

International KPIs

	Second Quarter			Six Months
Periods Ended June 30	2015	2014	% change	2015	2014	% change

Installed base (end of period)	10,066	12,497	-19.5%	10,066	12,497	-19.5%

Machine units shipped
New/Expansion	1,213	447	171.4%	1,479	1,146	29.1%
Replacement	2,716	3,738	-27.3%	4,037	5,823	-30.7%
Total machines shipped	3,929	4,185	-6.1%	5,516	6,969	-20.8%

Lottery same-store revenue growth
Instants & draw games			9.0%			5.3%
Multistate Jackpots			-2.0%			1.4%
Total lottery same-store revenue growth			8.1%			5.0%

Italy KPIs

Periods Ended June 30	Second Quarter				Six Months
(In € millions, except machines)	2015	2014	% change		2015	2014	% change
Lottery
Lotto wagers	1,728	1,560	10.7%		3,545	3,129	13.3%
10eLotto	1,056	822	28.5%		2,130	1,645	29.5%
Core	566	613	-7.7%		1,204	1,299	-7.3%
Late Numbers	106	125	-15.5%		210	184	14.0%

Scratch & Win Wagers	2,215	2,315	-4.3%		4,517	4,790	-5.7%

Italy lottery revenue growth			3.6%				4.2%

Gaming
Installed base (end of period)
VLT - Operator (B2C)	10,988	10,894	0.9%		10,988	10,894	0.9%
VLT - Supplier (B2B)	8,465	8,202	3.2%		8,465	8,202	3.2%
AWP	62,156	69,726	-10.9%		62,156	69,726	-10.9%

Other
Interactive Wagers (Gaming)	414	444	-6.7%		880	917	-4.0%
Sports Betting Wagers(1)	205	218	-6.2%		461	470	-1.8%
Sports Betting Payout (%)(1)	82.9%	82.4%	0.5	pp	83.9%	78.4%	5.5	pp

(1) Includes Virtual Wagers and Pools & Horses